

Mark Sam · 3rd

CFO at Neutex Advanced Energy Group, Inc.

Houston, Texas Area · 264 connections · **Contact info**



MARK E SAM, CPA

WASHINGTON & JEFFERSON COLLEGE

Experience

Owner
MARK E SAM, CPA

CPA



CFO
Neutex Advanced Energy Group, Inc.
Jan 2007 – Present · 13 yrs 2 mos

Education



WASHINGTON & JEFFERSON COLLEGE
BA, Economics
1975 – 1979
Activities and Societies: Phi Kappa Psi

Windber
1968 – 1975

Skills & Endorsements

Accounting · 18

Joe Gruessing and 17 connections have given endorsements for this skill

Tax Preparation · 11

Jason E. Ogden, CRPC® and 10 connections have given endorsements for this skill

Financial Analysis · 10

 Endorsed by **2 of Mark's colleagues at NEUTEX LED Lighting**

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